Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-202215

$500,000,000

General Mills, Inc.

2.600% Notes due 2022

Pricing Term Sheet

October 4, 2017

Issuer:	General Mills, Inc.

Issuer Ratings*:	A3/BBB+ (Moody’s/S&P)

Principal Amount:	$500,000,000

Offering Format:	SEC Registered

Maturity Date:	October 12, 2022

Coupon:	2.600%

Price to Public:	99.986%

Yield to Maturity:	2.603%

Spread to Benchmark Treasury:	+68 basis points

Benchmark Treasury:	1.875% due September 15, 2022

Benchmark Treasury Price/Yield:	99-24 3⁄4 / 1.923%

Interest Payment Dates:	April 12 and October 12, commencing on April 12, 2018

Day Count Convention:	30/360

Optional Redemption Provisions:

Make-whole call	Prior to September 12, 2022 (the date that is one month prior to the maturity date), make-whole call at Treasury plus 15 basis points plus accrued and unpaid interest to the redemption date.

Par-call	On or after September 12, 2022 (the date that is one month prior to the maturity date), at par plus accrued and unpaid interest to the redemption date.

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Trade Date:	October 4, 2017

Settlement Date:

T+5; October 12, 2017

We expect to deliver the notes against payment for the notes on the fifth business day following the date of the pricing of the notes (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	370334 CA0 / US370334CA00

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 (collect) and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on October 4, 2017 relating to its Prospectus dated February 20, 2015.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.